Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prothena Corporation plc:

We consent to the incorporation by reference in the registration statement (No. 333-196965) on Form S-3 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated October 1, 2012, except for the retrospective inclusion of basic and diluted net loss per share disclosures for the year ended December 31, 2011, as to which the date is March 28, 2013, with respect to the consolidated financial statements of Prothena Corporation plc, formerly referred to as the carve-out combined financial statements of the Prothena Business (formerly, the Neotope Business), which comprises the carve-out combined statements of operations, parent company equity and cash flows for the year ended December 31, 2011, incorporated therein by reference and to the reference to our firm under the heading “Experts”.

/s/ KPMG

Dublin, Ireland

June 23, 2014